8500 Andrew Carnegie Boulevard Charlotte, NC 28262	John M. McCann Director, Associate General Counsel, Asset Management Law (704) 988-6543 (tele) (704) 988-1615 (fax) jmccann@tiaa.org

December 8, 2016

Deborah D. Skeens

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: TIAA-CREF Funds Post-Effective Amendment No. 99 to Registration Statement on Form

N-1A (File Nos. 333-76651, 811-09301)

Dear Ms. Skeens:

On behalf of the TIAA-CREF Funds (the “Registrant”), we are simultaneously with this letter filing Post-Effective Amendment No. 99 to the above-captioned registration statement on Form N-1A (the “Amendment”). The enclosed Amendment is marked to reflect changes from Post-Effective Amendment No. 96, which was filed with the Securities and Exchange Commission (“SEC”) on September 23, 2016 (the “initial filing”). The purpose of this filing is to make the new TIAA-CREF International Small-Cap Equity Fund (the “Fund”) effective.

Many of the changes made in the Amendment are in response to your comments on the Prospectus and Statement of Additional Information (“SAI”) included in the initial filing, as relayed to me by telephone on October 28, 2016. Set forth below are responses to your comments on the initial filing.

1.      Please confirm that all of the exhibits and other supplemental information generally required to be included with an effective registration statement and that were omitted from the initial filing will be provided in the Amendment.

The Registrant confirms that all of the exhibits and other supplemental information generally required to be included with an effective registration statement that were omitted from the initial filing have been provided in the Amendment.

2.      Should Fund investments in ETF’s total more than 1% of net Fund assets, please include a line item for Acquired Fund Fees and Expenses (“AFFE”) in the fee and expense table of the Fund prospectus.

The Registrant confirms that Fund investment in ETF’s are not expected to exceed 1% of Fund net assets.

Deborah D. Skeens
December 8, 2016

3.      Please clarify in the Expense Example section of the Fund prospectus that the example applies whether a fund shareholder holds or redeems fund shares.

Because this disclosure is currently the same for all series of the Registrant, the Registrant will consider clarifying the Expense Example narrative in connection with its next annual update of its registration statement, but has not made any changes to the Fund’s disclosure at this time.

4.      In the section of the Fund’s prospectus entitled “Principal investment strategies,” please clarify what the Fund considers to be a foreign issuer.

The Registrant has indicated in the Principal investment strategies section of the Fund prospectus that “[t]he Fund considers investments of foreign issuers to generally include any one or more of the following: (1) companies whose securities are principally traded outside of the United States, (2) companies having their principal business operations outside of the United States, (3) companies organized outside of the United States, and (4) foreign governments and agencies or instrumentalities of foreign governments.”

5.      Please clarify whether there are any limits on equity securities the Fund can purchase in connection with reorganizations or special situations.

The Registrant has indicated in the Principal investment strategies section of the Fund prospectus that “[a]lthough Advisors does not anticipate that the Fund will have significant exposure to equity securities issued in connection with reorganizations and other special situations, the Fund is not subject to any preset limit.”

6.      Please clarify in the “Illiquid Investments Risk” factor the types of Fund portfolio securities to which this risk principally applies.

The Registrant has indicated in the “Illiquid Investments Risk” factor set forth in the section of the Fund prospectus entitled “Principal investment risks” that “Fund investments in securities of small-cap companies are often less liquid than Fund investments in securities of larger companies.”

7.      In the section of the Fund prospectus entitled “Additional information on investment strategies of the Fund” please provide additional information regarding the Fund’s investment strategy as required by Item 9 of Form N-1A.

The Registrant has reviewed this section of the Fund prospectus in light of the Staff’s comment, and believes that the existing disclosure provides sufficient additional information regarding the Fund’s investment strategy as required by Item 9 of Form N-1A. The Registrant further notes that the Fund will become part of a combined statutory prospectus that will include other funds of the Registrant. In this regard, the disclosure included in this section is designed to apply to all funds covered by the combined statutory prospectus.

Deborah D. Skeens
December 8, 2016

8.      In the section of the Fund prospectus entitled “Additional information on investment strategies of the Fund” please clarify which strategies described therein (especially those relating to fixed-income investments) the Fund views as being principal versus non-principal.

In the section of the Fund prospectus entitled “Additional information on investment strategies of the Fund” the Registrant has revised the fixed-income investments disclosure to indicate that “[t]he Fund may invest in fixed-income investments to obtain current income, to use cash balances effectively and in circumstances when Advisors determines that the risk of loss from equity securities outweighs the potential for capital gains or higher income. For a general discussion of fixed-income investments, see “Investment policies—Debt instruments generally” in the Fund’s SAI.”

As indicated above, the Fund will eventually become part of a combined statutory prospectus. The section of the prospectus entitled “Additional information on investment strategies of the Fund” is intended to apply generally to all funds covered by the combined statutory prospectus and, as a result, provides general information about the investment strategies of the funds covered by that combined statutory prospectus. In the majority of cases, the disclosure references investment strategies that are of a non-principal nature. However, in other cases, this section provides additional detail regarding investment strategies that the Fund would consider principal and that are perhaps discussed in the Principal Investment Strategies section. Given this structure, the Registrant believes that the existing disclosure is appropriate.

9.      In the section of the Fund prospectus entitled, “Additional information on investment strategies of the fund” please review the disclosure relating to Fund investments in ETF’s as it appears that similar disclosure appears in two places within the same section.

The Registrant has omitted the following disclosure from the 5th paragraph of the section of the Fund prospectus entitled “Additional information on investment strategies of the fund,” “[w]hen the Fund invests in ETFs or other investment companies, the Fund bears a proportionate share of expenses charged by the investment company in which it invests. An ETF may trade at a premium or discount to its net asset value.”

10.  Please consider SEC Staff observations regarding derivative instrument disclosure set forth in the letter dated July 30, 2010 from Barry D. Miller to Karrie McMillan. Please also disclose the purpose for each derivative instrument used by the Fund.

The Registrant considered the guidance set forth in the above-mentioned letter and reviewed the disclosure regarding derivative instruments in the Fund prospectus and believes it to be consistent with SEC Staff guidance set forth therein. The Registrant does not anticipate any substantial use of derivative instruments as principal investment strategy. The section of the Fund prospectus entitled “Additional information on investment strategies of the Fund” describes a variety of derivative instruments that could be purchased by the Fund; generally on a non-principal basis.

Deborah D. Skeens
December 8, 2016

11.  In the section of the Fund prospectus entitled “Additional information on investment strategies of the fund,” please disclose the purpose(s) for which derivative instruments will be used.

In the section of the Fund’s prospectus entitled “Additional information on investment strategies of the fund,” the Registrant indicates that “[t]he Fund may invest in derivatives and similar financial instruments for hedging purposes or to enhance investment return.” This section of the Fund prospectus also indicates that “[t]he Fund may write (sell) call options…. to try to enhance income, reduce portfolio volatility or protect gains in the Fund’s portfolio.” This section of the Fund prospectus further indicates that “[t]he Fund may use such futures contracts and options on futures for hedging or cash management purposes, or to seek increased total return.”

12.  Please disclose in the Fund prospectus whether the Fund counts derivative instruments for purposes of the Fund’s 80% investment policy. Please confirm supplementally, that the Fund will value derivative instruments of the Fund at market value for purposes of the Fund’s 80% investment policy.

In the section of the Fund’s prospectus entitled “Additional information about investment strategies and risks of the Fund – Additional information about the fund,” the Registrant indicates that “[d]erivative instruments are generally included for purposes of the Fund’s 80% policy.” The Registrant also confirms that the Fund will value derivative instruments of the Fund at market value for purposes of the Fund’s 80% investment policy.

13.  Please confirm whether the section of the Fund’s prospectus entitled “Investments by fund of funds” is applicable to this Fund.

The Registrant confirms that the section of the Fund’s prospectus entitled “Investments by fund of funds” is applicable to this Fund as certain investment portfolios offered by the Registrant structured as “funds of funds” (Lifecycle, Lifestyle and Managed Allocation Funds) are expected to be substantial shareholders of the Fund.

14.  Please update the Trustee Compensation table set forth in the Fund’s SAI that applies to those funds of the Registrant having an October 31 fiscal year end as of October 31, 2016 if such data is available.

The Registrant has updated the Trustee Compensation table as of October 31, 2016.

* * * *

If you have any questions, please do not hesitate to call me at (704) 988-6543.

Very truly yours,

/s/ John M. McCann

John M. McCann

cc: Rachael M. Zufall

Senior Director, Associate General Counsel, Investment Advisors, TIAA